U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

U.S. Aerospace, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

90345G109

(CUSIP Number)

TUSA Acquisition Corporation
520 Brickell Key Drive, #1607
Miami, Florida 33131
Attn:  Daisy Rodriguez, President
+1-310-383-0008

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

ITEM 1.   SECURITY AND ISSUER

This Schedule 13D relates to shares of Series E Convertible Preferred Stock, par value $1.00 per share, of U.S. Aerospace, Inc., a Delaware corporation (the “Issuer”), each share of which is convertible into 500 shares of common stock, par value $0.10 per share, of the Issuer, CUSIP No. 90345G109.*  The principal executive office of the Issuer is located at 10291 Trademark Street, Suite C, Rancho Cucamonga, California 91730.

ITEM 2.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

Effective August 11, 2010, TUSA Acquisition Corporation (“TUSA”) entered into a letter agreement with the Issuer agreeing not to vote any shares of preferred stock or common stock convertible therefrom or take other actions to influence control over the Issuer.

ITEM 3.   MATERIAL TO BE FILED AS EXHIBITS

3.	Letter agreement dated August 11, 2010, between TUSA and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2010	TUSA ACQUISITION CORPORATION

	By:	/s/ Daisy Rodriquez
Name: Daisy Rodriquez
Title: President

Dated: August 13, 2010	By:	/s/ Daisy Rodriquez

*  The Reporting Persons’ initial Schedule 13D filing erroneously listed the Issuer’s former CUSIP number.

August 11, 2010

U.S. Aerospace, Inc.
10291 Trademark Street, Suite C
Rancho Cucamonga , California 91730
Attn: Board of Directors

Re:	U.S. Aerospace, Inc. (the “Company”)

Dear Gentlemen:

The undersigned is an owner of record or beneficially of certain shares of preferred stock of the Company. The undersigned acknowledges that the Company and the Purchasers are relying on the representations and agreements of the undersigned contained in this letter agreement.

The undersigned hereby agrees that the undersigned will not (and will cause any affiliate or any immediate family member of (i) the undersigned or (ii) the undersigned’s spouse, living in the undersigned's household not to) at any time prior to July 31, 2011, (i) vote any shares of common stock or preferred stock of Company owned or controlled by it, solicit any proxies, or seek to advise or influence any person with respect to any voting securities of the Company; (ii) engage or participate in any actions, plans or proposals which relate to or would result in (a) acquiring additional securities of the Company, alone or together with any other person, which would result in exceeding the Holder Ownership Limit, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant  to Section 12(g)(4) of the Act, or (j) any action, intention, plan or arrangement similar to any of those enumerated above; or (iii) request the Company or its directors, officers, employees, agents or representatives to amend or waive any provision of this letter agreement.

[Remainder of  page intentionally left blank]

This letter agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives and assigns of the undersigned. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any conflict of laws principles.

TUSA Acquisition Corporation
Printed Name of Holder

By:
Signature

Daisy Rodriguez, President
Printed Name of Person Signing
(and indicate capacity of person signing, if signing as custodian, trustee, or on behalf of an entity)